UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Video City, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
92653W 30 4 (CUSIP Number)
Timothy Denari 9100 Aboudara Court Bakersfield, CA 93311 (661) 665-8430 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 20, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92653W 30 4

1.	Names of Reporting Persons. Timothy Denari I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 126,121

	8.	Shared Voting Power 1,662,190*

	9.	Sole Dispositive Power 126,121

	10.	Shared Dispositive Power 1,662,190*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,788,311*

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 17.7%**

14.	Type of Reporting Person IN

         * The 1,662,190 shares of Common Stock of the Company beneficially owned by the Reporting Persons are owned as further described herein. L Entertainment Investors, Inc. ("L Entertainment"), a Delaware corporation, substantially all of the stock of which is currently owned by Stuart Lazar, owns 19,755 shares of Common Stock of the Company. In addition, on April 11, 2003, Ingram Entertainment Inc. and Ingram Capital Inc. entered into a Stock Option Agreement (the "Stock Option Agreement") with Stuart Lazar, an individual ("Lazar"), whereby Ingram Entertainment and Ingram Capital sold Lazar options to purchase (the "Options") 1,584,617 shares and 57,818 shares, respectively, of the Common Stock (the "Option Shares"). The Options give Lazar the right to purchase the Option Shares for an exercise price of $0.25 per share until the termination of the Options on April 11, 2007. The purchase price paid for the Options was $2,500. In connection with the purchase of the Options, both Ingram  Entertainment and Ingram Capital executed a Proxy and Power of Attorney granting Lazar a proxy to vote the Option Shares on any matter upon which the Option Shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Such proxy is irrevocable until April 11, 2007.

          The foregoing summary is not a complete description of the Stock Option Agreement or the Proxy and Power of Attorney entered into by Lazar,  Ingram Entertainment and Ingram Capital, and is qualified in its entirety by reference to the Stock Option Agreement and the Form of Proxy and Power of Attorney which were filed as Exhibits 2 and 3 to the Schedule 13D filed by Lazar and L Entertainment on April 21, 2003, which are specifically incorporated herein by reference.

          In addition, on June 20, 2003, Lazar and L Entertainment entered into a Stock Option Agreement (the "Denari Stock Option Agreement") with Timothy J. Denari ("Denari"), whereby Lazar and L Entertainment sold Denari options (the "Denari Options") to purchase the Common Stock of the Company owned by them for an exercise price of $0.50 per share until the termination of the Denari Options on June 20, 2004. The purchase price paid for the Denari Option was $60,000. In connection with the purchase of the Denari Options, Lazar and L Entertainment agreed to vote the shares of Company Common Stock owned by them in favor of a sale of substantially all of the Company's assets.

          The foregoing summary is not a complete description of the Denari
         Stock Option Agreement entered into by Lazar, L Entertainment and Denari, and is qualified in its entirety by reference to the Denari Stock Option Agreement which is filed as Exhibit 2 hereto, which is specifically incorporated herein by reference.

         ** Based upon 10,102,170 shares of common stock outstanding, as reported by theCompany in its recent public filings.

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Item 1. Security and Issuer

                   The name of the subject company is Video City, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 4800 Easton Avenue, Suite 108, Bakersfield, California 93303. The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Company.

Item 2. Identity and Background.

(a)	Name: Timothy Denari

(b)	Residence or business address: 9100 Aboudara Court Bakersfield, CA 93311

(c)	Present Principal Occupation or Employment: Merchant Banker Denari & Associates 5060 California Ave, #401 Bakersfield, CA 93309

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration:

                   The reporting person used personal funds to acquire the interest in the shares of the Issuer. $60,000 was used to acquire the options described in the agreement with Stuart Lazar, as described in Exhibits 2, 3, and 4. $1,250 in personal funds were used to acquire the 125,000 shares directly from the Company via an exercise of warrants, and 1,121 shares were the result of a distribution from the Company pursuant to a plan of reorganization in August 2001.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  As the merchant banker for Video City, Inc., The Reporting Person believes that the conversion of the existing video store assets into cash preserves their value. The Reporting Person will be paid a commission on such a transaction, pursuant to an agreement between Video City, Inc. and Timothy J. Denari Inc. dba Denari and Associates, a California corporation of which The Reporting Person is the 100% owner, filed as Exhibit 1 hereto, which is specifically incorporated herein by reference.

         Acquiring the option, and the accompanying specific voting arrangement pursuant to the agreement between Stuart Lazar, L Entertainment, and myself, filed as Exhibit 2 hereto, which is specifically incorporated herein by reference assists in obtaining the required number of votes to approve such a transaction.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	1,788,248 shares 17.7%

(b)	1,662,190 shared power to vote and dispose with Stuart Lazar 126,058 sole power to vote and dispose

(c)	The reporting person exercised warrants to purchase the Common Stock of the Issuer.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
May 14, 2003	125,000.01

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   On June 20, 2003, Lazar and L Entertainment entered into a Stock Option Agreement (the "Denari Stock Option Agreement") with Timothy J. Denari ("Denari"), whereby Lazar and L Entertainment sold Denari options (the "Denari Options") to purchase the Common Stock of the Company owned by them for an exercise price of $0.50 per share until the termination of the Denari Options on June 20, 2004. The purchase price paid for the Denari Option was $60,000. In connection with the purchase of the Denari Options, Lazar and L Entertainment agreed to vote the shares of Company Common Stock owned by them in favor of a sale of substantially all of the Company's assets.

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Item 7. Material to be Filed as Exhibits.

                   Exhibit 1. Agreement between Video City and Denari & Associates

         Exhibit 2. Agreement between Stuart Lazar,L Entertainment, and Timothy Denari

         Exhibit 3. Form 13d filed by Stuart Lazar June 24, 2003

         Exhibit 4. Form 13d filed by Stuart Lazar April 21, 2003

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2003
Timothy Denari
By:	/s/ Timothy Denari Timothy Denari
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